SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instruction no. 358/02, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby informs to its shareholders and to the public that its Board of Directors, at a meeting held on December 21, 2011, approved an increase in the capital stock of the Company under the following terms and conditions:

An increase in the capital stock of the Company was approved in the amount of R$ 295,795,170.00  (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais), whereby the capital stock of the Company was increased from R$ 2,316,499,622.61  to R$ 2,612,294,792.61 (two billion, six hundred and twelve million, two hundred and ninety-four thousand, seven hundred and ninety-two reais and sixty-one cents), within the limits of the authorized capital, as per article 6 of the Company’s Bylaws, upon issuance of common and preferred shares (“Capital Increase”).

The capitalization now announced seeks to optimize the Company’s capital structure, strengthen the Company’s capital structure and equity, keep its growth plan and goals both on the short and long term and perform other investments required and essential for the sustainable growth of the Company and for generation of value to its shareholders.

The Capital Increase is part of the Company’s capitalization transaction, through indirect investment by  Delta Air Lines, Inc. (“Delta”), with the acquisition of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) preferred shares of the Company, as informed in a Relevant Fact of the Company disclosed on December 07, 2011 (“Transaction”).

The Transactions is structured as follows:

a)    Fundo de Investimento em Participações Volluto, the controlling shareholder of the Company (“Volluto”), sold 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) preferred shares of the Company owned thereby to Delta, upon conversion of such shares into American Depositary Receipts (“ADR”)  for the price of approximately US$100,000,000.00 (one hundred million North-American Dollars);

b)                The Board of Directors of the Company, within the limits of the authorized capital, as set forth in the Company’s Bylaws, passed a resolution to increase the capital stock of the Company by R$ 295,795,170.00  (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais), through issuance of 6,619,765  (six million, six hundred and nineteen thousand, seven hundred sixty-five) preferred shares and6,825,470 (six million, eight hundred and twenty-five thousand, four hundred and seventy) common shares, by means of public subscription, with possibility of partial homologation thereof; and

c)                In order to restore the number of shares in the Company owned thereby and, in any case, limited to such values and amounts for purposes of restoring the mentioned number, Volluto shall subscribe the amount of R$182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais) , equivalent to 6,825,469 (six million, eight hundred and twenty-five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million, four hundred and seventy-four thousand, nine hundred and eighty-six) preferred shares, by exercising its preemptive right, corresponding to its interest in the capital stock of the Company (“Minimum Subscription”), and shall pay for the referred subscription out of the sale proceeds received from Delta by reason of the Transaction.

The terms of the Capital Increase are as follows:

1) Total Amount of Capital Increase: R$ 295,795,170.00 (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais), being  such amount totally allocated to the capital stock of the Company.

2) Number of Shares Issued: 6,825,470 (six million, eight hundred and twenty-five thousand, four hundred and seventy) common shares and 6,619,765  (six million, six hundred and nineteen thousand, seven hundred sixty-five) preferred shares. The holders of common shares may subscribe 0.049809051  common shares arising out of the Capital Increase for each common share held by them  and the holders of preferred shares may subscribe 0.049809051  preferred shares arising out of the Capital Increase for each preferred share held by them which corresponds to the proportional interest held by the shareholder in the capital stock, excluding treasury shares. As informed in the Relevant Fact dated December 07, 2011, in order to allow the indirect investment by Delta, Volluto, subscribed on this date 6,825,469 (six million, eight hundred and twenty-five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million, four hundred and seventy-four thousand, nine hundred and eighty-six) preferred shares. Said shares will be paid-up with the proceeds obtained from the sale to Delta of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) ADSs, representing 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) preferred shares.

3) Type of Share: common and preferred, with no face value, of registered type, identical, in all aspects, to those already outstanding.

4) Issue Price: the issue price was fixed at R$22.00 (twenty-two reais) per share.

5) Justification of the Issue Price: the issue price of the Capital Increase shares was fixed, without unjustified dilution for the current shareholders of the Company, as per article 170, paragraph 1, of the Corporations Act. In order to determine the issue price, the Company’s management took into consideration all the information available on the prices traded on the market, the methodologies permitted by article 170, paragraph 1, of the Corporations Act, and the appraisal report for determining the economic value of the Company’s shares, prepared by Apsis Consultoria Empresarial Ltda. (“Appraisal Report”).  The Company’s management has also considered the particular details of the Capital Increase, which aims at allowing an indirect investment by Delta, by means of acquisition of preferred shares owned by Volluto, and subsequent reinvestment by Volluto in the Company of the proceeds received from Delta, net of the applicable fees and taxes. The Company’s management has concluded that taking the prices of the Company’s shares listed in stock exchanges as reference is not the most appropriate methodology for determining the issue price in the Capital Increase in question, given the adverse conditions of the international stock market, especially the effects of the European financial crisis. The Company’s management has also concluded that the equity value of the shares issued by the Company is not the proper methodology for determining the issue price, given the clear absence of a relation, in case of the Company, between the equity value and the intrinsic value of the Company’s activities. The Company’s management deemed that the prospective profitability of the Company, as determined in the Appraisal Report, is the most appropriate methodology for determining the issue price because it reflects the intrinsic value of the Company’s activities. Due to the above explained reasons, the Board of Directors of the Company has decided to approve the issue price of R$22.00, in conformity with article 170, paragraph one, of the Corporations Act, based on the prospective profitability of the Company, as determined in the Appraisal Report. Additionally, the issue price of R$22.00 will permit the indirect investment by Delta in shares issued by the Company, thus allowing for optimization and strengthening of the Company’s capital structure, maintenance of the growth plan, and performance of projected investments that are essential for the sustainable growth of the Company and for generation of value to the shareholders.

6) Payment terms:  in cash, in Brazilian currency,upon subscription, by payment of the issue price.

7) Holders of ADRs: the Directors have further decided that, in compliance with the Company’s policy to meet good corporate governance practices, preemptive rights shall be also granted to the holders of ADRs, in conformity with the procedures to be disclosed by the trustee bank in charge of issuing the ADRs.

8) Subscription Right: shareholders of the Company of record at December 26, 2011 shall be entitled to subscribe new shares. After and including December 27, inclusive, the shares shall be traded ex-preemptive right for subscription.

9) Assignment of Rights: Those holders of shares issued by the Company and bookkept with Itaú Unibanco S.A. wishing to assign their preemptive rights upon the subscription (which include the right to subscription of unsold shares), will be entitled to do so at one of the specialized branches of Itaú Unibanco S.A.. The shareholders having exercised the preemptive right will not be entitled to assign the right to subscription of unsold shares. The shareholders whose shares are held in custody with the BM&FBOVESPA shall be required to refer to their custody agents.

10) Subscription procedures: those holders of shares issued by the Company and bookkept with Banco Itaú Unibanco S.A. wishing to exercise their preemptive right upon the subscription of the new shares shall be required to appear at any specialized branch of Banco Itaú Unibanco S.A., for the subscription of the new shares upon signing the subscription list and paying the corresponding price. The subscription period shall be from December 27, 2011 until and including January 26,2012. The holders of shares in trust with the Trustee Entity of BM&FBOVESPA (“Trustee Entity”) shall exercise their respective rights by their custody agents and in accordance with the rules set forth by the Trustee Entity itself, with due regard to the terms and conditions hereof. The shareholders shall signify their interest in reserving possibly unsold shares in the subscription list of the corresponding shares.

A shareholder who, during the preemptive right exercise period, elected to subscribe unsold shares, shall be required to do so at one of the specialized client assistance branches of Banco Itaú Unibanco S.A. The shareholders owning shares held with the Trustee Entity shall exercise their respective rights by their custody agents and in accordance with the rules stipulated by the Trustee Entity, with due compliance with this Notice.

11) Unsold shares: In the event the shares issued in the Capital Increase are not fully subscribed, after the expiration of the term provided for exercise of the preemptive rights, the Company may either proceed to one or more apportionments of possibly unsold shares, or of shares still unsold after the above referred apportionment of unsold shares is made, or to sell them at stock exchanges, under the terms set forth in article 171, §7, “b”, of Law n.º 6.404, or to partially homologate the Capital Increase, pursuant to the cancellation of the unsold shares, provided that the amount thus subscribed is at least the Minimum Subscription amount.

In possible apportionments of unsold shares, or of shares remaining unsold after the mentioned apportionments of unsold shares are made, the shareholders signifying their interest in reserving unsold shares in the subscription list will have 5 (five) business days, counted from the Notice to the Market by the Company, for subscribing the unsold shares to be apportioned.

12) Partial Homologation: after the actual subscription and payment of this Capital Increase and in case the amount of the Capital Increase is not reached and the amount of the Minimum Subscription is reached, a new Meeting of the Board of Directors of the Company shall be called in order to homologate the partial Capital Increase

Having in regard the possibility of partial homologation of the Capital Increase, and seeking to ensure that the shareholders wishing to subscribe part of the increase may, upon exercising the subscription right, condition their investment decision on the final terms of the Capital Increase, each shareholder will be entitled, upon subscription, to condition the subscription of the capital increase it is entitled: (i) to the subscription of the total amount of the Capital Increase; (ii) to the subscription of a certain minimum amount of the Capital Increase, provided that such amount is not less than the Minimum Subscription amount; (iii) to the receipt of the total amount of the subscribed shares, or (iv) to the receipt of only such minimum number of shares as may be necessary for them to continue to hold their respective interest in the capital stock of the Company.

Those holders of common shares and of preferred shares wishing to exercise the right provided for in the preceding paragraph shall be required to do so by signifying such election in the proper space in the subscription list, informing:

(a)     if such subscription is conditioned to the subscription of the total amount of the Capital Increase; or

(b) minimum amount of the Capital Increase sought for subscription by them, which may not be less than the minimum subscription amount defined by the Company of R$ 182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais)  and may not exceed the amount of the Capital Increase approved by the Company; or

(c) one of the following alternatives:

(i) I wish to receive all the shares subscribed by me; or

(ii) I wish to receive the minimum number of shares as may be necessary for continuing to hold my current interest in the capital stock of the company.

In case the shareholder has checked option (c)(ii), he/it  shall be required to provide the following information in the subscription list, for the Company to be able to refund the surplus amounts (which shall be the total amount paid by the shareholder less the amount necessary only for the shareholder to hold his/its proportional interest in the capital stock of the Company): (a) bank name, (b) branch, (c) account number, (d) shareholder’s name or company name, (e) CPF or CNPJ, (f) his/its address, and (g) his/its telephone number.

There will be no conditioned subscription at the BM&FBOVESPA. The exercise of the preemptive right at the BM&FBOVESPA shall require a statement by the shareholder to the effect that he/it intends to fully subscribe the increase in such manner and amount as declared by him/it upon requesting the subscription, not subject to any condition whatsoever. Those shareholders holding shares in trust with the  Trustee Entity and those wishing to adopt any other procedure, shall be further required, within the above mentioned period, to transfer, through his/its trustee agent, , his/its rights to Banco Itaú Unibanco S.A., in order to enable the Company to credit the surplus amounts (as above mentioned), as applicable. Those shareholders already having their shares bookkept with Banco Itaú Unibanco S.A. and wishing to adopt the same procedure will not be required to take any further steps.

It shall not be possible to renegotiate subscription receipts of those shareholders having exercised the subscription right other than in conformity with item 12(c)(i), until such time as the Capital Increase is homologated. Accordingly, the Company shall not be held liable for any loss arising out of negotiation of subscription receipts, once they are subject to future and eventual conditions.

13) Dividends: the common and preferred shares now issued are in all aspects identical to those common and preferred shares already outstanding and shall be fully entitled to all the benefits, including dividends and possible interest on own capital which may be declared after the homologation of the Capital Increase.

14) Shareholder Assistance Locations: Shareholders wishing to exercise their respective preemptive rights shall be required to appear, within the period provided for the exercise of the preemptive right, at any branch of Banco Itaú Unibanco S.A., preferably at the branches listed below, from Monday to Friday, at business hours:

Brasília

SCS Quadra 3 – Edifício D’Angela, 30, Bloco A, Sobreloja

CEP 70300-500

Centro - Brasília/DF

61 3316 4850

Belo Horizonte

Avenida João Pinheiro, 195, Subsolo

Centro - Belo Horizonte/MG

CEP 30130-180

31 3249 3524

Curitiba

Rua João Negrão, 65, Sobreloja

Centro - Curitiba/PR

CEP 80010-200

41 3320 4128

Porto Alegre

Rua Sete de Setembro, 746, Térreo

Centro - Porto Alegre/RS

CEP 90010-190

51 3210 9150

Rio Janeiro

Rua Sete de Setembro, 99, Subsolo

Centro - Rio de Janeiro/RJ

CEP 20050-005

21 2508 8086

São Paulo

Rua Boa Vista, 176, 1º Subsolo

Centro - São Paulo/SP

CEP 01092-900

11 3247 3139

Salvador

Avenida Estados Unidos, 50, 2º Andar - (Edifício Sesquicentenário)

Comércio - Salvador/BA

CEP 40020-010

71 3319 8010]

15) Additional Information: additional information may be obtained from the Investors Relations Office of the company at phone number (11) 2128-4700 or by e-mail ri@golnaweb.com.br. São Paulo, December 22, 2011.

Leonardo Porciúncula Gomes Pereira

Vice-President and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.